Exhibit 99.1

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at October 31, 2020.

As at October 31, 2020
(in millions of Canadian dollars)
Subordinated Debt	8,416

Total Equity
Preferred Shares(1) and Other Equity Instruments(2)	6,598
Common Shares	13,430
Contributed Surplus	302
Retained Earnings	30,745
Accumulated Other Comprehensive Income	5,518

Total Equity	56,593

Total Capitalization	65,009

Notes:

(1)

Preferred Shares classified under Total Equity consist of Class B Preferred Shares Series 25, 26, 27, 29, 31, 33, 35, 36, 38, 40, 42, 44 and 46. For more information on the classification of Preferred Shares, please refer to Note 16 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2020.

(2)

The Other Equity Instruments described under Total Equity consist of Additional Tier 1 Capital Notes and Limited Recourse Capital Notes, Series 1. Please refer to Note 16 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2020.